                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                            CREATIVE COMPUTERS, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.001 Per Share
                         (Title of Class of Securities)

                                    22527E107
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                               Werbel & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 5, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 21 Pages

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 22527E107                                         Page 2 of 21 Pages
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     The SC Fundamental Value Fund, L.P.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     449,795
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     449,795
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     449,795
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
==============================================================================

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 22527E107                                         Page 3 of 21 Pages
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental Value BVI, Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     430,205
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     430,205
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     430,205
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 22527E107                                         Page 4 of 21 Pages
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     449,795
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     449,795
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     449,795
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 22527E107                                         Page 5 of 21 Pages
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC-BVI Partners
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     430,205
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     430,205
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     430,205
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
==============================================================================

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 22527E107                                         Page 6 of 21 Pages
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental Value BVI, Ltd.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     430,205
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     430,205
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     430,205
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 22527E107                                         Page 7 of 21 Pages
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     SC Fundamental, LLC
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     449,795
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     449,795
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     449,795
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     OO
==============================================================================

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 22527E107                                         Page 8 of 21 Pages
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Gary N. Siegler
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [X]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     880,000
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     880,000
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     880,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.7%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 22527E107                                         Page 9 of 21 Pages
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Peter M. Collery
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [X]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     880,000
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     880,000
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     880,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.7%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================

                                             Page 10 of 21 Pages


                         AMENDMENT NO. 2
                              TO THE
                           SCHEDULE 13D


          This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Common Stock, par value $0.01 per share ("Common Stock"), of Creative Computers, Inc. (the "Issuer") filed by SC Fundamental Inc. ("SC"), The SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental Value BVI, Inc. ("BVI Inc."), Gary N. Siegler ("Siegler") and Peter M. Collery ("Collery"), and adds SC Fundamental, LLC ("SCFLLC"), SC Fundamental Value BVI, Ltd. ("BVI Fund") and SC-BVI Partners as members of a joint filing group with the foregoing persons (collectively, the "Reporting Persons").

Item 2.   Identity and Background.

          SCFLLC is a New York limited liability company and, effective as of January 1, 1998, became the general partner of Fund. The principal business of SCFLLC is serving in such capacity and investing in securities. The business address of SCFLLC is 10 East 50th Street, New York, New York 10022. During the last five years, neither SCFLLC nor any of its members has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each member of SCFLLC is set forth on Exhibit B attached hereto.

          BVI Fund is a British Virgin Islands Company. The principal business of BVI Fund is investing in securities. The business address of BVI Fund is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands. During the last five years, neither BVI Fund nor any of its directors or officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position, business address and citizenship of the directors and executive officers of BVI Fund are set forth on Exhibit B hereto.

                                             Page 11 of 21 Pages

          SC-BVI Partners is a Delaware general partnership. The principal business of SC-BVI Partners is serving as the investment manager of BVI Fund and investing in securities. The business address of SC-BVI Partners is 10 East 50th Street, New York, New York 10022. During the last five years, neither SC-BVI Partners nor any of its general partners has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of the general partners of SC-BVI Partners are set forth on Exhibit B hereto.

Item 3.   Source and Amount of Funds of Other Consideration

          As of January 1, 1998, SCFLLC became the substitute general partner of Fund in place of SC and, as a consequence, became a beneficial owner of the shares of Common Stock beneficially owned by SC without the payment of any consideration. SC, as a corporate member and manager of SCFLLC, continues as a beneficial owner of such shares. As described in Item 5 hereof, both SCFLLC and SC are affiliates of Siegler and Collery.

          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting Persons since the filing of Amendment No. 1 to Schedule 13D as reported in Item 5(c) of this Schedule 13D were as follows:

   Name of Reporting Person             Aggregate Purchase Price
   -------------------------            ------------------------

Fund                                         $    649,873.88
BVI Inc. on behalf of BVI Ltd.               $    624,388.63

          The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working capital of Fund and BVI Ltd. or with funds extended by brokerage firms in connection with margin transactions effected for Fund and BVI Ltd.

                                        Page 12 of 21 Pages

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on February 5, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-Q as of September 30, 1997).

=================================================================
Name                     Shares of Common Stock        Percentage
-----------------------------------------------------------------
SC Fundamental Inc.                     449,795             4.5%
-----------------------------------------------------------------
The SC Fundamental Value Fund, L.P.     449,795             4.5%
-----------------------------------------------------------------
SC Fundamental Value BVI, Inc.          430,205             4.3%
-----------------------------------------------------------------
Gary N. Siegler                         880,000             8.7%
-----------------------------------------------------------------
Peter M. Collery                        880,000             8.7%
-----------------------------------------------------------------
SC Fundamental, LLC                     449,795             4.5%
-----------------------------------------------------------------
SC-BVI Partners                         430,205             4.3%
-----------------------------------------------------------------
SC Fundamental Value BVI, Ltd.          430,205             4.3%
=================================================================

          (b) Siegler and Collery, by virtue of their status as principal members of SCFLLC, the general partner of Fund, and as the controlling stockholders, directors and executive officers of SC, the corporate member and manager of SCFLLC, may be deemed to share with Fund, SCFLLC and SC the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which Fund is the direct beneficial owner.

               Siegler and Collery, by virtue of their status as controlling stockholders, directors and executive officers of BVI Inc., the managing general partner of SC-BVI Partners, which is the investment manager of BVI Fund, may be deemed to share with BVI Inc., SC-BVI Partners and BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner. Because BVI Fund and SC-BVI Partners could be deemed to share with BVI Inc. the power to vote or direct the vote and the power to dispose or direct the disposition of such shares of

                                        Page 13 of 21 Pages

Common Stock (and as to which BVI Inc. exercises such power), BVI Fund and SC-BVI Partners have been added as Reporting Persons.

          (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise indicated, each of the transactions set forth below reflects a purchase effected on the NASDAQ Stock Market.

=================================================================
                                   BVI, Inc.
             Price Per             on behalf
Trade Date   Share ($)   Fund      of BVI Ltd.  Siegler   Collery
-----------------------------------------------------------------
02/03/98     9.625      12,750      12,250         0         0
-----------------------------------------------------------------
02/04/98     9.563      12,750      12,250         0         0
-----------------------------------------------------------------
02/05/98     9.938       5,100       4,900         0         0
-----------------------------------------------------------------
02/05/98     9.850      35,700      34,300         0         0
-----------------------------------------------------------------
=================================================================


Item 7.   Materials to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement dated February 11, 1998 among the Reporting Persons.

     Exhibit B - List of officers and directors for SC Fundamental, LLC, SC Fundamental BVI, Ltd. and SC-BVI Partners.

                                             Page 14 of 21 Pages

                         EXHIBIT INDEX


Exhibit                            Description

     A                             Joint Filing Agreement dated
                                   February 11, 1998 among the
                                   Reporting Persons


     B List of officers and directors of SC Fundamental LLC, SC Fundamental BVI, Ltd. and SC-BVI Partners

                                                   Page 15 of 21 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998

SC FUNDAMENTAL INC.

     By:
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

THE SC FUNDAMENTAL VALUE FUND, L.P.

     By:  SC FUNDAMENTAL, LLC, as General Partner

     By:
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

SC FUNDAMENTAL, LLC

     By:  SC FUNDAMENTAL INC., as Manager

     By:
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

SC FUNDAMENTAL VALUE BVI, INC.

     By:
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

SC-BVI PARTNERS

By:  SC FUNDAMENTAL VALUE BVI, INC.,
     as Managing General Partner

     By:
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

                                                    Page 16 of 21 Pages

SC FUNDAMENTAL VALUE BVI, LTD.

BY:  SC FUNDAMENTAL VALUE BVI, INC.,
     as Managing General Partner
     of Investment Manager

     By:
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)


-------------------------------
Neil H. Koffler as Attorney-
in-Fact for Gary N. Siegler(*)


-------------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery(*)


(*) Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

112809
                                        Page 15 of 21 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998

SC FUNDAMENTAL INC.

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

THE SC FUNDAMENTAL VALUE FUND, L.P.

     By:  SC FUNDAMENTAL, LLC, as General Partner

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

SC FUNDAMENTAL, LLC

     By:  SC FUNDAMENTAL INC., as Manager

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

SC FUNDAMENTAL VALUE BVI, INC.

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

                                        Page 16 of 21 Pages

SC-BVI PARTNERS

By:  SC FUNDAMENTAL VALUE BVI, INC.,
     as Managing General Partner

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

SC FUNDAMENTAL VALUE BVI, LTD.

BY:  SC FUNDAMENTAL VALUE BVI, INC.,
     as Managing General Partner
     of Investment Manager

     By:  /s/ Peter M. Collery
          ----------------------------------
          Neil H. Koffler as Attorney-
          in-Fact for Peter M. Collery
          Vice President(*)

/s/ Gary N. Siegler
-------------------------------
Neil H. Koffler as Attorney
in-Fact for Gary N. Siegler(*)

/s/ Peter M. Collery
-------------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery(*)


(*) Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

                                             Page 17 of 21 Pages

                           Exhibit A

                    JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Creative Computers, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, hereby execute this Agreement this 11th day of February, 1998.

Dated:    February 11, 1998

SC FUNDAMENTAL INC.

By:  /s/ Peter M. Collery
----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(*)

THE SC FUNDAMENTAL VALUE FUND,
L.P.

By:  SC FUNDAMENTAL, LLC, as
     General Partner


By:  /s/ Peter M. Collery
------------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(*)

SC FUNDAMENTAL VALUE BVI, INC.

By:  /s/ Peter M. Collery
-----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(*)

                                             Page 18 of 21 Pages


  /s/ Gary N. Siegler
-----------------------------
Neil H. Koffler as Attorney-in-
Fact for Gary N. Siegler(*)



  /s/ Peter M. Collery
-------------------------------
Neil H. Koffler as Attorney-in-
Fact for Peter M. Collery(*)


SC FUNDAMENTAL, LLC

By: SC Fundamental Inc., as
Manager

By: /s/ Peter M. Collery
-------------------------
Neil H. Koffler as Attorney
in-Fact for Peter M. Collery
Vice President(*)

SC FUNDAMENTAL VALUE BVI, LTD.     SC-BVI PARTNERS

By:  SC Fundamental Value BVI,     By:  SC Fundamental Value BVI,
     Inc., as managing general          Inc., as managing general
     partner of investment              partner
     manager

By:  /s/ Peter M. Collery          By: /s/ Peter M. Collery
------------------------------     -----------------------------
Neil H. Koffler as Attorney-in-    Neil H. Koffler as Attorney-
Fact for Peter M. Collery,         in-Fact for Peter M. Collery,
Vice President(*)                  Vice President(*)

(*) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to the Schedule 13D relating to the US Facilities Corporation on August 4, 1995 and are hereby incorporated herein by reference.
                                             Page 17 of 21 Pages

                         Exhibit A

                  JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Creative Computers, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, hereby execute this Agreement this 11th day of February, 1998.

Dated:    February 11, 1998

SC FUNDAMENTAL INC

By:
----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(*)

THE SC FUNDAMENTAL VALUE FUND,
L.P.

By:  SC FUNDAMENTAL, LLC, as
     General Partner

By:
-----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(*)


SC FUNDAMENTAL VALUE BVI, INC.

By:
-----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(*)

                                             Page 18 of 21 Pages


-------------------------------
Neil H. Koffler as Attorney-in-
Fact for Gary N. Siegler(*)


-------------------------------
Neil H. Koffler as Attorney-in-
Fact for Peter M. Collery(*)


SC FUNDAMENTAL, LLC

By:  SC Fundamental Inc., as
     Manager

By:
------------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(*)

SC FUNDAMENTAL VALUE BVI, LTD.     SC-BVI PARTNERS

By:  SC Fundamental Value BVI,     By:  SC Fundamental Value BVI,
     Inc., as managing general          Inc., as managing general
     partner of investment              partner
     manager

By:
------------------------------     -----------------------------
Neil H. Koffler as Attorney-in-    Neil H. Koffler as Attorney-
Fact for Peter M. Collery,         in-Fact for Peter M. Collery,
Vice President(*)                  Vice President(*)


(*) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to the Schedule 13D relating to the US Facilities Corporation on August 4, 1995 and are hereby incorporated herein by reference.

                                             Page 19 of 21 Pages

                         EXHIBIT B

               MEMBERS OF SC FUNDAMENTAL, LLC



          The name and present principal occupation or employment of the Members of SC Fundamental, LLC are set forth below. The business address of each Member is 10 East 50th Street, New York, New York 10022. All such persons are United States citizens.

=================================================================
                              Present Principal
Name and Position             Occupation or Employment
-----------------------------------------------------------------
SC Fundamental Inc.           Manager of SC Fundamental, LLC
Corporate Member
-----------------------------------------------------------------
Gary N. Siegler               Principal Member of SC Fundamental,
Principal Member              LLC, President of SC Fundamental
                              Inc., 712 Advisory Services, Inc.
                              and SC Fundamental BVI, Inc.
-----------------------------------------------------------------
Peter M. Collery              Principal Member of SC Fundamental,
Principal Member              LLC, Vice President of SC
                              Fundamental Inc. and SC Fundamental
                              BVI, Inc.
-----------------------------------------------------------------
Neil H. Koffler               Employee Member of SC Fundamental,
Employee Member               LLC and Vice President, Treasurer
                              and Secretary of 712 Advisory
                              Services Inc.
----------------------------------------------------------------
Curtis G. Macnguyen           Employee Member of SC Fundamental,
Employee Member               LLC
=================================================================
/TABLE

                                             Page 20 of 21 Pages

                         EXHIBIT B

               DIRECTOR AND EXECUTIVE OFFICERS OF
                 SC FUNDAMENTAL VALUE BVI, LTD.



          The name, address, citizenship and present principal occupation or employment of the directors and executive officers of SC Fundamental Value BVI, Ltd. are set forth below. The business address of such directors and executive officers is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.

=================================================================
Name, Position and                 Present Principal
Citizenship                        Occupation or Employment
-----------------------------------------------------------------
Gary N. Siegler               Principal Member of SC Fundamental,
Director                      LLC, President of SC Fundamental
United States                 Inc., 712 Advisory Services, Inc.
                              and SC Fundamental BVI, Inc.
-----------------------------------------------------------------
Bernard Loze                  Principal of Loze & Associates
Director
France
-----------------------------------------------------------------
David M. Mills                Partner of Withers Solicitors
Director
England
-----------------------------------------------------------------
Anthony Stocks                Director of International Fund
Director                      Services division of the Citco
England                       Group
=================================================================
/TABLE

                                             Page 21 of 21 Pages

                         EXHIBIT B


               PARTNERS OF SC-BVI PARTNERS


          The name and position of the general partners of SC-BVI Partners are set forth below. The business address of each general partner is 10 East 50th Street, New York, New York 10022. All such persons are Delaware corporations.


Name and Position
-------------------

SC Fundamental BVI Inc.
Managing General Partner


GNS-BVI, Inc.(1)
Partner


PMC-BVI, Inc.(2)
Partner


----------------------------------
(1) Gary N. Siegler is the sole stockholder, officer and director of GNS-BVI, Inc.

(2) Peter M. Collery is the sole stockholder, officer and director of PMC-BVI, Inc.



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